SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company)

THE HILLSHIRE BRANDS COMPANY

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

432589109

(CUSIP Number of Class of Securities)

Kent B. Magill, Esq.

Executive Vice President, General Counsel and Corporate Secretary

The Hillshire Brands Company

400 South Jefferson Street

Chicago, Illinois 60607

(312) 614-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Rodd M. Schreiber, Esq.

Michael A. Civale, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed by The Hillshire Brands Company, a Maryland corporation, with the Securities and Exchange Commission on July 16, 2014 (as originally filed, the “Schedule 14D-9” and as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as noted below, no changes are being made to the Statement.

Item 8. Additional Information

Item 8 of the Statement is hereby amended as set forth below.

The following paragraphs are added to the end of the section entitled “United States Antitrust Clearance; Extension of the Offer”:

“On August 27, 2014, Tyson and the Company entered into a Hold Separate Stipulation and Order (the “Hold Separate”) with the DOJ and agreed to comply with the terms of a proposed Final Judgment (the “Proposed Final Judgment”) and to the entry thereof by the United States District Court for the District of Columbia (the “D.C. District Court”). Pursuant to the Hold Separate and Proposed Final Judgment, Tyson agreed to divest its Heinold Hog Markets business (the boars, outs and sows purchasing business that is part of Tyson Hog Markets, Inc., an indirect wholly-owned subsidiary of Tyson) within 90 calendar days of August 27, 2014 (unless extended by the DOJ) and, until the divestiture, Tyson and the Company agreed to operate Tyson Hog Markets, Inc. as an independent, ongoing, economically viable competitive business, with management, purchases, sales and operations held entirely separate, distinct and apart from those of the Company.

On August 27, 2014, following the entry of the Hold Separate by the D.C. District Court, the Pre-Merger Notification Office at the FTC granted termination of the waiting period under the HSR Act. As a result, the applicable condition to the Offer set forth in the Merger Agreement with respect to expiration or termination of the waiting period under the HSR Act has been satisfied, but the Offer remains subject to the other conditions set forth in the Merger Agreement.

On August 27, 2014, Tyson and the Company issued a joint press release announcing the agreement with the DOJ and a subsequent joint press release announcing the Hold Separate and the termination of the waiting period under the HSR Act. Copies of the press releases are filed as Exhibit (a)(19) and Exhibit (a)(20), respectively, hereto and are incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Statement is hereby amended by adding the following exhibit to the exhibit index:

(a)(19)	Joint Press Release of Tyson and Hillshire, dated August 27, 2014 (incorporated by reference to Exhibit (a)(5)(xxix) to the Schedule TO).

(a)(20)	Joint Press Release of Tyson and Hillshire, dated August 27, 2014 (incorporated by reference to Exhibit (a)(5)(xxx) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE HILLSHIRE BRANDS COMPANY

By:	/s/ Kent B. Magill
Name:	Kent B. Magill
Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: August 27, 2014